Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

November 13, 2009

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Primus Guaranty, Ltd. Form 10-K for the year ended December 31, 2008 / Filed March 16, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2009 File No. 001-32307

Dear Ms. van Doorn:

On behalf of Primus Guaranty, Ltd. (“Primus” or the “Company”), I am writing in response to your comment letter dated October 30, 2009 regarding the filings referenced above and which was in response to our letter to you dated October 2, 2009 also regarding these filings.

For your convenience, the Company has restated your comment in the October 30th letter in full followed by the Company’s response.

Form 10-K for the year ended December 31, 2008

Non-GAAP Financial Measures – Economic Results, page 57

1.	We note your response to comment 3 and your disclosure on page 57 which states that losses arising from credit events are recognized as realized events in the period in which the event occurs for GAAP reporting and Economic Results purposes. In that regard, with the exception of the $40.9 million adjustment in 2007, it is unclear why an adjustment for credit events is necessary when reconciling GAAP net income (loss) to Net Economic Results. Please further explain the rationale behind this adjustment and confirm to us that you will include the disclosure in all future filings.

Response:

As you note, the Company makes provisions for credit events which have occurred on its credit default swaps on asset-backed securities, or “CDS on ABS,” but not yet settled in its computation of Economic Results. The adjustment appears in the reconciliation between the Company’s GAAP results and Economic Results as a reconciling item. The mark-to-market value of the credit default swaps (including any CDS on ABS which have suffered credit events but not yet settled) is reflected in the Company’s GAAP results. The mark-to-market value of CDS on ABS which have suffered credit events but not yet settled also is used as a basis for the provision for Economic Results purposes. The provision for credit swaps appears as a reconciling item because the Company derives Economic Results by adjusting the GAAP results in a two-stage process (there are some other smaller adjustments as well). First, the entirety of the mark-to-market gain or loss on the credit swap sold portfolio (an amount which is disclosed elsewhere in the filings) for the period is excluded from GAAP net income. The second stage of the adjustment includes in Economic Results a provision for credit events which have occurred but not yet settled.

As a general rule, when credit events occur, there is approximately a one month gap in time between the occurrence of the event and the settlement (by payment of cash) of the event. The reason for the delay is primarily so that claims may be made and the settlement amount determined. For Economic Results purposes, Primus recognizes the event in the period in which it has occurred and, if the settlement takes place after the period end, makes a provision against the expected final settlement. In the subsequent period, the payment to settle the credit event is made and the provision is reversed. For a very small (approximately 0.25% of the total notional) sub-set of the credit swaps sold by Primus Financial Products, LLC (namely, the CDS on ABS), the credit event may occur as a result of downgrades in the ratings of the underlying asset-backed securities. In these cases, there may be a longer delay, sometimes months or even years, in the settlement of the credit event. However, even in this circumstance, the Company will still make provision for the cost of the credit event in the period the event has occurred.

The initial provision of $40.9 million reported in the fourth quarter of 2007 related to credit events suffered by CDS on ABS. An additional provision of $9.3 million for further credit events in the CDS on ABS portfolio which had not settled was created for the reporting period ending December 31, 2008. The provision was reduced by $12.2 million in the reporting period ended December 31, 2008 to reflect the settlement of credit events during 2008, as this amount had been included in the initial provision.

In subsequent filings the Company will disclose the rationale behind the creation and adjustment to credit provisions in its reconciliation of GAAP to Economic Results.

***

Please do not hesitate to contact me at (212) 697-7001 or Richard Claiden, the Company’s Chief Financial Officer, at (212) 697-3733 if you should need further clarification or additional information with respect to the Company’s response. As you are aware, we recently experienced difficulties with mail delivery to the Company’s office; accordingly we would appreciate if any further correspondence continue to be sent by facsimile to (212) 937-3498.

Very truly yours,

/s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer